Exhibit 2
                                                                       ---------

                              WPP GROUP plc ("WPP")

WPP announces that on 10 November 2005 it acquired 300,000 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 574.3333p per share.